Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

SCIENCE 37 HOLDINGS, INC.
(Name of Subject Company (Issuer))

MARLIN MERGER SUB CORPORATION
a wholly owned subsidiary of

eMED, LLC
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$38,074,452.25	0.0001476	$5,619.79
Fees Previously Paid	$0		$0
Total Transaction Valuation	$38,074,452.25
Total Fees Due for Filing			$0
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$5,619.79

* Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (i) the product of (A) 6,579,040 shares of common stock, par value $0.0001 per share (the “Shares”) of Science 37 Holdings, Inc., a Delaware corporation (“Science 37”), issued and outstanding (inclusive of 550,873 Shares issuable pursuant to outstanding Science 37 restricted share unit awards), and (B) the offer price of $5.75 per Share (the “Offer Price”), (ii) the product of (A) 268,250 Shares subject to issuance pursuant to outstanding stock options with an exercise price of less than $5.75 and (B) $0.17, which is the difference between the Offer Price and $5.58, the weighted average exercise price of such options and (iii) the product of (A) 34,673 Shares which are estimated to be subject to outstanding purchase rights under Science 37’s 2021 Employee Stock Purchase Plan and (B) the Offer Price. The foregoing share figures have been provided by Science 37 and are as of February 7, 2024, the most recent practicable date.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.00014760.